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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                AMENDMENT NO.  1

                                       to

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              ------------------

                             STIMSONITE CORPORATION
                           (Name Of Subject Company)


                         VISION ACQUISITION CORPORATION

                           AVERY DENNISON CORPORATION
                                   (Bidders)

                         ----------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title Of Class Of Securities)

                                   860832104
                     (Cusip Number Of Class Of Securities)
                       --------------------------------

                           ROBERT G. VAN SCHOONENBERG
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           AVERY DENNISON CORPORATION
                         150 N. ORANGE GROVE BOULEVARD
                           PASADENA, CALIFORNIA 91103
                                 (626) 304-2000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                        ------------------------------
                                   COPIES TO:
                           MICHAEL W. STURROCK, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234
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          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 10, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the cash tender offer by Vision Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Avery Dennison Corporation, a Delaware corporation ("Parent") to purchase all of the outstanding shares of common stock, par value $.01 per share, of Stimsonite Corporation, a Delaware corporation (the "Company") at a purchase price of $14.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1999 (the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          Parent and Purchaser have received notice of early termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, for the consummation of the Offer and the Merger.

ITEM 10.  Additional Information.

          Items 10(b), (c) and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

          The information provided in this Amendment No. 1 under Item 5 is incorporated hereby by reference.

ITEM 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented as follows:


Exhibit (a)(9).  Press Release issued by Purchaser on June 22, 1999.
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                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


Dated: June 22, 1999

                           VISION ACQUISITION CORPORATION

                           By: /s/ Robert G. van Schoonenberg
                               --------------------------------
                               Name: Robert G. van Schoonenberg
                               Title: President

                           AVERY DENNISON CORPORATION

                           By: /s/ Robert G. van Schoonenberg
                               --------------------------------
                               Name: Robert G. van Schoonenberg
                               Title: Senior Vice President, General Counsel and
                                      Secretary